United States securities and exchange commission logo





                              May 25, 2021

       Ryan Schaffer
       Chief Financial Officer
       Expensify, Inc.
       401 SW 5th Ave
       Portland, Oregon 97204

                                                        Re: Expensify, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 28,
2021
                                                            CIK No. 0001476840

       Dear Mr. Schaffer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 28, 2021

       Risk Factors
       Risks related to our business, page 17

   1. We note your reference to dollar-based net retention rate both here and on page 19. We note your use of other
retention metrics such as gross logo retention and net seat retention rate on page 76. Please
either revise your disclosures on page 76 to explain how you calculate and use the
dollar-based net retention rate metric or remove references to the metric from your
filing.
 Ryan Schaffer
FirstName
Expensify, LastNameRyan Schaffer
           Inc.
Comapany
May        NameExpensify, Inc.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
The COVID-19 pandemic has materially adversely affected..., page 20

2. Please revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID-19 pandemic. We rely on a single third-party vendor..., page 26

3. Please identify the single third-party vendor, issuing bank and card network for your Expensify Card and briefly describe the material terms of these agreements including the term and any material termination provisions.
Non-GAAP financial measures, page 78

4. We note that you do not present gross profit on the face of your consolidated statements of income. It appears that this is due to the fact that your GAAP cost of revenues excludes employee expenses related to customer support. We also note that your disclosures on pages 71-73 do not include any reconciliations of Non-GAAP gross profit or gross margin to the most directly comparable GAAP measures. If you are unable to reconcile Non-
         GAAP gross profit and Non-GAAP gross margin to the most directly comparable GAAP measures, please revise to remove these Non-GAAP measures from your filing. Please refer to Item 10(e)(i)(B) and footnote 27 of SEC Final Rule Release Number 33-8176,
         Conditions for Use of Non-GAAP Measures.
Credit Facilities, page 86

5. Please revise to disclose any material debt covenant requirements applicable as of or for the year ended December 31, 2020 and for the foreseeable future. Please also revise to disclose the amount of borrowings available, if any, under your revolving line of credit as of 12/31/20. Please similarly revise your financial statement footnotes on page F-21.
Business, page 98

6.       Please disclose the measure by which you determined you are a leading cloud-based
         expense management platform.
7. You disclose that you calculate your total addressable market by multiplying the number of SMBs (firms with fewer than 250 employees) in your core geographies
by Expensify   s
         average revenue per customer. We note that as of December 31, 2020, you estimated that businesses with fewer than 1,000 employees accounted for over 95% of your customers by revenue. However, on page 20, you state that SMBs accounted for over 95% of your customers by revenue. Please reconcile these statements with regard to the definition of
         SMBs.
 Ryan Schaffer
FirstName
Expensify, LastNameRyan Schaffer
           Inc.
Comapany
May        NameExpensify, Inc.
     25, 2021
May 25,
Page 3 2021 Page 3
FirstName LastName
Our members and customers, page 111

8. Please disclose the number of your paying customers for the periods presented.
Executive Compensation, page 120

9. Please file the employment agreements with your executive officers, 2021 incentive award plan, 2021 employee stock purchase plan and director compensation plan as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Certain relationships and related party transactions
Exchange offer and voting trust, page 134

10. We note that you intend to conduct an exchange offer open to all of your employees whereby the participants will have the opportunity to exchange their shares of Class A common stock for shares of your LTA and LTB common stock. Please provide us with a detailed legal analysis explaining why you believe the exchange offer does not constitute a tender offer subject to the tender offer rules. Description of Capital Stock
Common Stock, page 139

11. Please briefly describe the sale and transfer requirements in your amended and restated
         certificate of incorporation and describe the types of transfers that are excepted from those requirements.
12. Please clarify your statement that the voting trust will be able to elect a majority of the members of your board of directors to disclose that it will be able to elect all of the members of your board of directors or advise.
The Voting Trust, page 141

13. Please identify the trustees to the voting trust agreement, disclose how the trustees are selected and under what circumstances they can be replaced and file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
14. Please provide a legal analysis that it is permissible under applicable law for the trustees to make decisions without fiduciary duties of any kind to the trust beneficiaries and clarify how the voting trust will achieve the stated objectives without the trustees owing any fiduciary duties to the beneficiaries. Also, disclose the objective criteria the trustees will consider in determining how to vote the shares in the voting trust.
15. Please clarify whether the terms of the exchange offer will require participants to deposit their LTA and LTB shares of common stock in the voting trust. Also, disclose the circumstances under which employees that are not trust beneficiaries may become parties to the voting trust agreement.
 Ryan Schaffer
Expensify, Inc.
May 25, 2021
Page 4
16. We note your statement that the voting trust is irrevocable and terminates upon the mutual agreement between the company and the trustees. Please tell us the provisions of state law that permit the trust to have a perpetual existence.
Audited Consolidated Financial Statements
Consolidated Statements of Income, page F-4

17. Please revise the title of "Cost of revenue, net" to make it clear that this line item excludes employee costs for customer support.
18. Please revise to disclose both income allocated to participating securities and net income
         (loss) attributable to common stockholders on the face of your consolidated statements of income. Similarly revise your consolidated statements of income data on pages 13 and
         69.
Note 1 - Description of Business and Basis of Presentation, page F-8

19. Please revise to clarify if you consolidate Expensify.org and tell us how you considered ASC 810 in arriving at your conclusion. As a related matter, please revise to disclose your commitments to Expensify.org and describe how these commitments are reflected in your consolidated financial statements for the periods presented. We note disclosures about your Expensify.org commitments on pages 104, 106 and 134.
Note 2 - Summary of Significant Accounting Policies, page F-9

20. Revise to disclose, as you do on page 81, that both your sales and marketing expenses and general and administrative expenses exclude all employee costs.
21. We note that, due to price increases in 2020, you recorded contract assets of $1,164,825 as of December 31, 2020. Please revise to more fully describe the nature of these contract assets and the conditions that have not yet been met.
22. Please revise to disclose how you account for the cost of free trials, if material.
Note 12 - Commitments and Contingencies, page F-28

23.      We note your disclosure on page 46 regarding the Federal Election
Commission's
         notification to you of complaints involving e-mails by David Barrett. Please tell us how you considered the disclosure requirements of ASC 450-20-50 with regards to this matter.
General

24. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameRyan Schaffer
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameExpensify,
       present                Inc.
               to potential investors in reliance on Section 5(d) of the Securities Act, whether or
May 25,not theyPage
         2021   retain
                     4 copies of the communication.
FirstName LastName
 Ryan Schaffer
FirstName
Expensify, LastNameRyan Schaffer
           Inc.
Comapany
May        NameExpensify, Inc.
     25, 2021
May 25,
Page 5 2021 Page 5
FirstName LastName
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Jeffrey Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology